Exhibit 99.1

                         Investor Relations: Richard A. Michaelson
                                             Senior Vice President, Finance
                                             Unilab Corporation
                                             (818) 758-6607

                                             Betsy Brod/Alex Gleeson
FOR IMMEDIATE RELEASE                        Media: Miriam Adler
                                             Morgen-Walke Associates
                                             (212) 850-5600

     UNILAB CORPORATION ANNOUNCES FIRST QUARTER RESULTS
     Tarzana, CA, April 30, 1996 -- Unilab Corporation (Nasdaq:ULAB) announced today that net sales for the quarter ended March 31, 1996 increased 22% to $51.5 million from $42.2 million for the same period last year. The Company reported a net loss for the first quarter of 1996 of $5.3 million, or $0.15 per common share, which included a previously announced extraordinary charge of $3.5 million for the early extinguishment of debt resulting from its recently completed
$120 million senior note offering. Excluding the effect of the charge, the net loss would have been $1.9 million, or $0.05 per common share. Net income in the first quarter of 1995 was $0.6 million, or $0.02 per share, which included a legal charge of $1.2 million.

     Commenting on results, Unilab Chairman and Chief Executive Officer Andrew Baker noted, "Unilab again experienced strong growth in volume and sales. This quarter's revenues improved both sequentially and year-over-year, despite the rate of growth being tempered by a more than 4% pricing decline resulting primarily from third party reimbursement pressures including Medicare. Nonetheless, our core operations, excluding the MLN business acquired last May, reported a healthy 8% increase in revenue from continued market share gains in Southern California and accelerating volume trends in our Northern California regions. Results also demonstrate that we are making important initial progress towards reducing Unilab's cost structure. During the quarter we managed to moderately lower expenses in key areas while increasing specimen throughput, gaining increased operating efficiencies from reduced staffing levels and implementing more efficient supplies utilization."

     Mr. Baker continued, "We are confident that our leadership position and strategic focus will enable us to successfully manage operations through this challenging market environment. Despite continued pricing pressure, we are proud of our strong sales growth, balanced by our increasing attention to cost control and more efficient utilization of our staffing and resources. While we still have significant strides to make, we are committed not only to strengthening our competitive position, but to doing so profitably."

        Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 200 regional service and testing facilities located throughout the state.

                -Financial Tables Follow-

                           Unilab Corporation
                    Consolidated Statement of Operations
                (amounts in thousands, except per share data)
                                         For Three Months Ended March 31,
                                                 1996        1995
Revenue                                          $51,541     $42,242

Operating Expenses, Excluding Legal Charge        51,041      38,962

Legal Charge                                         ---       1,200

Operating Income                                      500      2,080

Income (Loss) Before Income Taxes and
   Extraordinary Item                              (1,890)       590

Extraordinary Item - Loss on Early
   Extinguishment of Debt                           3,451        ---

Net Income (Loss)                                  (5,341)       590

Preferred Stock Dividends                              36         36

Net Income (Loss) Available to
   Common Shareholders                             ($5,377)     $554

Net Income (Loss) per share:
   Income (Loss) Before Extraordinary Item         ($0.05)      $0.02
   Extraordinary Item                              ($0.10)       ---
   Net Income (Loss)                               ($0.15)      $0.02

Weighted Average Common
     Shares Outstanding                             36,551      35,599

                              Unilab Corporation
                          Consolidated Balance Sheet
                            (amounts in thousands)
                                                  March 31,  December 31,
                                                   1996        1995
Cash and Cash Equivalents                        $  9,795          $70
Accounts Receivable, net                           43,748       40,334
Amounts Due from UGL/UniHolding                    15,375       15,000
Other Current Assets                                4,848        4,180
    Total Current Assets                           73,766       59,584

Fixed Assets, net                                  18,153       18,326

Goodwill and Other Intangible Assets              111,595      113,019

Other Assets                                        6,702        5,245

    Total Assets                                  $210,216     $196,174

Total Current Liabilities                          $27,556      $49,273

Long-term Debt, net of current portion             127,498       87,207
Other Liabilities                                    3,149        3,364

Total Shareholder's Equity                          52,013       56,330

Total Liabilities and Shareholders' Equity        $210,216     $196,174